Exhibit 3.1

First Amendment
to
Amended and Restated Bylaws of VEREIT, Inc.

On April 28, 2021, the Board of Directors of VEREIT, Inc., a Maryland corporation (the “Corporation”), at a duly convened meeting of the Board of Directors at which all of the directors were present, by the unanimous vote of all of the directors of the Corporation and in accordance with the Maryland General Corporation Law and the Amended and Restated Bylaws of the Corporation (the “Bylaws”), approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article 8 after existing Article 7:

ARTICLE 8
EXCLUSIVE FORUM FOR CERTAIN LITIGATION
Section 8.01.    Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, another state or federal court sitting in Maryland, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action arising under federal securities laws, including, without limitation, (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation or (iii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these bylaws, or (b) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any federal or state court sitting outside the State of Maryland unless the Corporation consents in writing to such court.